EX-99.b.1.a

Amendment Dated _________, 2008

to the By-Laws of

DFA Investment Trust Company (“DFAITC”)

WHEREAS, Article XI, Section 1 of the By-Laws of DFAITC provides that the Board of Trustees may alter or repeal the By-Laws at any Regular or Special Meeting of the Board of Trustees; and

WHEREAS, by resolution adopted ________, 2008 at a meeting of the Board of Trustees of DFAITC, the Board of Trustees unanimously authorized the By-Laws to be amended as set forth below.

NOW, THEREFORE, the By-Laws are hereby amended as follows:

1. Section 3 of Article I is deleted and replaced in its entirety with the following:

Section 3. FISCAL YEAR. The fiscal year of the Trust shall be fixed by the Board of Trustees.

Adopted and approved as of _______ 2008 by the Board of Trustees.

[Signature]

[Name]

[Title]